Exhibit 99.1

NetEase Provides Update on Financing for NetEase Cloud Music

Capital Infusion Aids Strategy to Create Largest Interactive Community for Music Lovers in China

(Beijing — November 12, 2018) - NetEase, Inc. (NASDAQ: NTES) (“NetEase”), one of China’s leading internet and online game services providers, today announced that its music streaming platform NetEase Cloud Music has completed its previously announced round of financing with investors, including strategic partner Baidu, General Atlantic, Boyu Capital and several other investors. The total amount raised was over $600 million, and NetEase remains the controlling shareholder of the NetEase Cloud Music business.

With a population of 1.4 billion and upward trends in consumption, China’s recorded music market is expected to expand considerably. China’s recorded music market was 45 times smaller than that in the U.S. in 2017, and China’s per capita spending on recorded music is projected to quadruple from 2017 to 2023, according to iResearch. Revenue from the music industry in China is projected to reach RMB376 billion in 20181, affording China’s digital music market tremendous potential for continued growth as younger generations embrace the convenience of streaming music services and online music becomes a way of life. This round of financing aids NetEase’s efforts to further penetrate the market and leverage its strong industry position.

Launched in April 2013, NetEase Cloud Music is now widely recognized as one of the industry’s largest players, with more than 600 million registered users, adding 200 million alone over the last twelve months. With a focus on delivering a differentiated and premium user experience, NetEase Cloud Music has been praised for providing precise, personalized recommendations and promoting user interaction.

After just over five years of operation, this platform has created a community for genuine music lovers and independent musicians, who are the real trend setters of China’s music world. As a result, NetEase Cloud Music now has one of China’s most active music platforms, with a market leading user retention rate and user time spent on the platform as well as one of the largest catalogs of user-generated content.

NetEase actively supports original musicians and fosters the growth of independent music on the platform. Today, over 70,000 independent musicians have uploaded over 1.2 million songs to the platform.

“Baidu has always been committed to creating the most powerful content ecosystem. We have found that Chinese users still have a lot of room for online music,” said Mr. Wang Lu, Vice President of Baidu. “Netease Cloud Music has made a name for itself in terms of its differentiated user offering, together with Baidu’s leadership in feed business, search content distribution capabilities in China, we look forward to working together to provide users with enhanced service through the strongest content distribution, and the highest quality content ecosystem.”

1 Source: http://www.askci.com/news/chanye/20180116/142201116136.shtml

“Pay-for-content is a growing trend, especially among Generation Z users, driven by increasing affordability and improving protection of intellectual property,” said Eric Zhang, Managing Director and Head of China for General Atlantic.  “We are deeply impressed with the NetEase Cloud Music team’s understanding of the music industry and their commitment to the user experience.  We are excited to partner with NetEase Cloud Music and its strategic partners as the platform delivers one of the best online music streaming services and supports independent artists for content creation in the China online music market.”

“China’s online music market is attractive with huge growth potential,” said Joey Chen, Managing Director of Boyu Capital. “We believe that NetEase Cloud Music commands unique value in the market as a clear leader in incubating independent musicians and enjoys proven popularity among a young generation of users in China who have formed an active community on the platform. We are confident that NetEase Cloud Music is well-positioned to capture the rising opportunities and achieve sustained high growth.”

“Content creation and user experience differentiation is embedded in our corporate DNA,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “A focus on quality and craftsmanship is prevalent in all our product offerings, including online games and e-commerce, among others. NetEase Cloud Music is no different. Music is particularly region-specific and we strive to create the largest interactive community for music lovers in China by providing users with convenient access to both mainstream and independent artists. We remain relentlessly focused on continuous improvement, and we are confident we can further unlock the value of this important asset in China’s thriving online music services market.”

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China dedicated to providing online services centered around content, community, communication and commerce. NetEase develops and operates some of China’s most popular PC-client and mobile games, and partners with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers to operate some of the most popular international online games in China. NetEase also operates Kaola.com and Yanxuan, two e-commerce platforms that cater to the rising middle-class consumer market in China. In addition, NetEase offers advertising, e-mail and other services. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the risk that China’s online music market may not grow as rapidly as expected, the ability of NetEase Cloud Music to access desirable content at favorable terms or at all, competition in the online music market, and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Contact for Media and Investors:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050